UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEXTGEN BIOSCIENCE INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

65338 N 10 5
(CUSIP Number)

Lars Christiansen
46 Aldgate High Street
London, England EC3N 1AL.
+44 207 744 7711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

NOVEMBER 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1
(g), check the following box [   ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 65338 N 10 5

1.	Names of Reporting Person: Oxon Life Science Limited
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: St Kitts & Nevis, West Indies

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	Nil

8.	Shared Voting Power:	14,000,000 Shares

9.	Sole Dispositive Power:	Nil

10.	Shared Dispositive Power:	14,000,000 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,000,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 10.86%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.: 65338 N 10 5

1.	Names of Reporting Person: Lars Christiansen
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: England

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	Nil

8.	Shared Voting Power:	14,000,000 Shares

12.	Sole Dispositive Power:	Nil

13.	Shared Dispositive Power:	14,000,000 Shares

14.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,000,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

15.	Percent of Class Represented by Amount in Row (11): 10.86%

16.	Type of Reporting Person (See Instructions): IN

ITEM 1.           SECURITY AND ISSUER.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of NextGen Bioscience Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 46 Aldgate High Street, London, England, EC3N 1AL.

ITEM 2.           IDENTITY AND BACKGROUND

A.	Name of Persons filing this Statement:

This statement is filed by (i) Oxon Life Science Limited (“Oxon”) and (ii) Lars Christiansen, the principal shareholder and sole director and officer of Oxon. Oxon and Mr. Christiansen are collectively referred to as the “Reporting Persons”.

B.	Residence or Business Address:

The business address of the Reporting Persons is Donegan, Zetlands, Nevis, St Kitts & Nevis, West Indies.

C.	Present Principal Occupation and Employment:

Oxon is an investment holding company. Mr. Christiansen is the principal shareholder and sole director and officer of Oxon.

D.	Criminal Proceedings:

The Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

The Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

Oxon is a corporation incorporated pursuant to the laws of St. Kitts & Nevis, West Indies. Mr. Christiansen is a citizen of England.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 27, 2007, the Issuer acquired certain intellectual property assets and undertakings relating to the development of therapies for the treatment of certain types of cancer (the “Assets”) from Oxon in consideration for the issuance of an aggregate of 14,000,000 Shares of the Issuer. Mr. Christiansen is the principal shareholder and sole director and officer of Oxon and thus may be deemed to share dispositive and voting power over the Shares of the Issuer held by Oxon.

ITEM 4.           PURPOSE OF TRANSACTION

On November 27, 2007, Oxon was issued 14,000,000 Shares by the Issuer in connection with the acquisition of the Assets from Oxon. The acquisition represented a change in the principal business of the Issuer to a biotechnology company focused on the development and commercialization of novel therapeutic proteins that disrupt the advance of life-threatening cancers with a focus on prostate and breast cancer. In connection with the acquisition, the sole director and officer of the Issuer resigned from the company and two persons nominated by Oxon were appointed directors and officers of the Issuer.

The Reporting Persons acquired the Shares of the Issuer for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional Shares of the Issuer as the Reporting Persons may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of such Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

a)	Beneficial Ownership.

The Reporting Persons beneficially own 14,000,000 Shares of the Issuer, representing approximately 10.86% of the Issuer’s issued and outstanding Shares (based upon 128,897,568 Shares of the Issuer outstanding as at November 30, 2007). The Reporting Persons share voting and dispositive power over these Shares.

b)	Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities, including the Shares of the Issuer, within sixty (60) days preceding the date hereof.

c)	Certain Rights of Other Persons.

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description of Exhibit

1	Asset Purchase Agreement dated October 12, 2007 among InfraBlue (US) Inc., NextGen Bioscience Inc. and Oxon Life Science Limited (1)

2	Joint Filing Agreement dated December 6, 2007 among the Reporting Persons.

(1) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on October 17, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007
OXON LIFE SCIENCE LIMITED

/s/ Lars Christiansen
Per: ____________________________________
Lars Christiansen, Director

/s/ Lars Christiansen
____________________________________
Lars Christiansen